/Morria letter head/

Date: February 22, 2011

To:

Yissum Research Development Company

of the Hebrew University of Jerusalem

Edmond Safra Campus,

Givat Ram, POB 39135

Jerusalem 91390

Israel

Re: Fifth Extension of Agreement for Rendering of Services

We do hereby refer to the Agreement for the Rendering of Services dated as of June 20, 2005 (the "Service Agreement"); the extension thereto dated as of June, 20 2006 (the "Extension of Agreement for Rendering of Services"); the second extension thereto dated as of December 19, 2006 (the "Second Extension of Agreement for Rendering of Services"); the third extension thereto dated as of June 17, 2007; and the fourth extension thereto dated May 6, 2008 (the "Fourth Extension of Agreement for Rendering of Services") (collectively, the "Extended Service Agreements") (all executed by and between Yissum Research Development Company of the Hebrew University of Jerusalem ("Yissum") and Morria Biopharmaceuticals, PLC, a UK company (the "Company"), and the License Agreement dated November 27th, 2002 (the "License Agreement"), executed by and between Yissum Research Development Company of the Hebrew University of Jerusalem ("Yissum") and Morria Biopharmaceuticals, Inc. ("Morria Inc."), which License Agreement was sublicensed to the Company, in accordance with our consent and confirmation.

Unless the context otherwise requires, all capitalized terms used in this Fifth Extension of Agreement for rendering of Services ("Fifth Extension") shall have the meaning ascribed to them in the Service Agreement.

The Company does hereby request that, further to Yissum tasks and services pursuant to the Service Agreement and Extended Service Agreements, to be fully completed and performed by Yissum in the laboratory and under the supervision of Dr. Saul Yedgar, Yissum shall perform under this Fifth Extension the additional tasks and services set forth in Appendix A and B hereto, as may be amended by the Company from time to time, upon written notice by the Company at its sole and exclusive discretion (the "Additional Services"). All of such Additional Services shall be included in the scope of the definition of Services under the Service Agreement, and shall be performed in accordance with Appendix A and B hereto.

In consideration for performance of the Additional Services, the Company shall pay Yissum an amount of $70,000 (plus overhead) per year, depending on the work requested by the Company to be done at the sole and exclusive option of the Company during each of the following five years (the "Additional Service Fee"), together with VAT at the applicable rate and against a duly issued receipt.

The Additional Service Fee shall be payable in semi annual payments, with the first payment made upon the initiation in writing by the Company of the Additional Services.

Notwithstanding, the Extended Service Agreements and the Additional Services shall heretofore remain valid and in force, unless terminated by either Party, by a thirty (30) days prior written notice at such Party's election. Upon termination, the Company shall have no further obligations under the Extended Services Agreements, except for payment of any outstanding portion of the Service Fee and/or the Additional Service Fee, with respect to Services or Additional Services rendered through the effective date of the termination, together with any irrevocable commitments that are set forth in the Additional Services at the time of the termination notice was delivered. Notwithstanding anything to the contrary herein, all obligations relating to confidentiality, non-use, intellectual property, and indemnification shall survive termination of the Extended Services Agreements and the Additional Services.

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The Company and Yissum recognize that the Company intends to list its shares on the Tel Aviv Stock Exchange, and therefore be subject to the Israeli Securities Law, 5728-1968 and other laws and regulations thereunder; the Company's engagement pursuant to this extension letter may be subject to various approvals by the Company's organs as prescribed by law. A failure to obtain such an approval will cause this extension letter to be void. In such an event, neither the Company nor Yissum shall have any claim towards each other. Notwithstanding, Yissum hereby gives its consent to any disclosure made by the Company with respect to the Extended Services Agreements and/or the License Agreement as required by applicable Securities Laws and Regulations, for the Company to comply with its obligation as a public and/or reporting company.

Except as otherwise stated herein, all terms, conditions, and rights as set out in the Service Agreement shall apply mutatis mutandis in respect of the Additional Services and the Additional Service Fee as defined under this Fifth Extension, including without limitation, the extension of the right and license to the Company of the Service Agreement Results, such to include the Additional Services (as defined herein).

Authorized Signatories: Signature by at least two authorized representatives of Yissum on this Agreement shall constitute Yissum's approval and agreement to all that is written herein. The Company warrants that the person or persons signing this agreement is/are authorized to bind the Company.

Morria Biopharmaceuticals Ltd.	Yissum Research Development Company of the

53 Davies street	Hebrew University Jerusalem Ltd.
Mayfair Edmond	Hi-Tech Park, Edmond J. Safra Campus,
London W1K5JH	Givat Ram, P.O.B 39135 Jerusalem 91390, Israel

By: /s/ YUVAL COHEN	By: /s/ SHOSHI KEYNAN

Name: Yuval Cohen	Name: Shoshi Keynan

Title: President	Title: VP Licensing Pharmaceuticals

Date: 28 FEB , 2011	Date

/s/ YAACOV MICHLIN
President and CEO

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THE HEBREW UNIVERSITY OF JERUSALEM

Appendix A

Research Program for Morria Biopharmaceuticals Plc

Proposed by Prof. Saul Yedgar.

Dept of Biochemistry, Hebrew University Medical School, Jerusalem

Aim: Exploring mechanisms of inflammatory processes and the therapeutic potential of MFAIDs, composed of Glycosaminoglycans (GAG)-Lipid conjugates in in vitro and in vivo models.

Scope

1.	Exploration of inflammatory mechanisms and their control in in vitro and in vivo experimental systems.

2.	Testing of MFAID candidates for their potential in treating inflammatory/allergic conditions, inter alia IBD, neurodegenerative disease, cystic fibrosis arthritis, cancer, re-stenosis, atherosclerosis, asthma, skin inflammations, eye inflammations, viral infections, and others.

3.	Testing the use of MFAID for the formation of stealth mixed lipid nano-liposomes (NL), for slow release and targeted delivery for drugs, in the treatment of cancer and inflamed/ infected/damaged organs and tissues.

4.	Continuing the chemical optimization of MFAIDs, and developing derivatives thereof.

5.	Setting up new in vivo and in vitro models for testing MFAIDs on the conditions above and related conditions.

Outcomes

Data on efficacy of various MFAIDs in the above applications.

Optimization of selected MFAID synthesis, and production of improved derivatives and variants

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Appendix B

Research Program for Morria Biopharmaceuticals Plc Proposed by Prof.

Saul Yedgar.

Dept of Biochemistry, Hebrew University Medical School, Jerusalem

Aim: Exploring and testing the use of non-GAG polymer-conjugated lipids (PCL), for the formation of stealth mixed lipid nano-liposomes (NL), for slow release and targeted delivery of drugs, in the treatment of cancer and inflamed/ infected/damaged organs and tissues

Scope

Developing and testing PCL candidates for formation of stealth mixed lipid nano- liposomes (NL), for slow release and targeted delivery for drugs, in the treatment of cancer and inflamed/ infected/damaged organs and tissues.

Outcomes

Data on efficacy of various PCL in the above applications.

Optimization of selected PCL synthesis, and production of improved candidates riants

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